Exhibit 99.3

Press Release

Sanofi’s Board of Directors proposes the appointment of Christel Heydemann as an independent director

Paris, March 5, 2026. The Board of Directors of Sanofi has decided to propose, at the next Annual General Meeting of shareholders scheduled for April 29, 2026, the appointment of Christel Heydemann as an independent director, as well as the renewal of the mandates of Christophe Babule and Jean-Paul Kress.

Patrick Kron, independent director and Chairman of the Nomination, Governance and CSR Committee, will step down from the Board at the end of his term, which will expire at the upcoming Annual General Meeting on April 29. The Board warmly thanks Patrick Kron for his decisive contribution to its work over the past 12 years, particularly with respect to key governance decisions.

Christel Heydemann has been Chief Executive Officer of the Orange Group since April 2022, after serving as a member of the Board of Directors from July 2017. She began her career at Alcatel in 1999, where she held various management positions, including during the merger between Alcatel and Lucent. In 2008, she was appointed Chief Commercial Officer for France and joined the Executive Committee of Alcatel-Lucent France. In 2011, she headed up Human Resources and Transformation for the group. In 2014, Christel Heydemann joined Schneider Electric. In 2017, she was appointed Chairman and Chief Executive Officer of Schneider Electric France. In 2021, she took on the role of Executive Vice President, Europe Operations. A graduate of École Polytechnique and École Nationale des Ponts et Chaussées, Christel Heydemann is actively committed to promoting diversity and innovation, particularly in encouraging women to pursue careers in science and technology. Christel Heydemann is an Officer of the French National Order of Merit and a Knight of the French Legion of Honor.

“We sincerely thank Patrick Kron for the commitment and rigor he has brought to the Board’s work over the past twelve years, both as a director and in the various committee chair roles he has held. The proposed appointment of Christel Heydemann reflects the Board’s determination to further strengthen the diversity of expertise and backgrounds within our governance,” said Frédéric Oudéa, Chairman of the Board of Directors of Sanofi. “Her recognized experience leading major international groups, her expertise in industrial and digital transformation, and her strategic vision will be valuable assets in supporting Sanofi through the next phase of its development.”

With these appointments and the arrival of Belén Garijo as Chief Executive Officer and director, the Board would remain composed of 16 members, including two employee representatives, gender parity (57% of women excluding employee representatives).

The composition of the Board’s specialized committees will be reviewed following the Annual General Meeting scheduled for April 29, 2026.

About Sanofi

Sanofi is an R&D driven, AI-powered biopharma company committed to improving people’s lives and creating compelling growth. We apply our deep understanding of the immune system to invent medicines and vaccines that treat and protect millions of people around the world, with an innovative pipeline that could benefit millions more. Our team is guided by one purpose: we chase the miracles of science to improve people’s lives; this inspires us to drive progress and deliver positive impact for our people and the communities we serve, by addressing the most urgent healthcare, environmental, and societal challenges of our time. Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

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Media Relations

Sandrine Guendoul | +33 6 25 09 14 25 | sandrine.guendoul@sanofi.com

Evan Berland | +1 215 432 0234 | evan.berland@sanofi.com

Léo Le Bourhis | +33 6 75 06 43 81 | leo.lebourhis@sanofi.com

Victor Rouault | +1 617 356 4751 | victor.rouault@sanofi.com

Timothy Gilbert | +1 516 521 2929 | timothy.gilbert@sanofi.com

Léa Ubaldi | +33 6 30 19 66 46 | lea.ubaldi@sanofi.com

Ekaterina Pesheva | + 1 410 926 6780 ekaterina.pesheva@sanofi.com

Investor Relations

Thomas Kudsk Larsen | +44 7545 513 693 | thomas.larsen@sanofi.com

Alizé Kaisserian | +33 6 47 04 12 11 | alize.kaisserian@sanofi.com

Keita Browne | +1 781 249 1766 | keita.browne@sanofi.com

Nathalie Pham | +33 7 85 93 30 17 | nathalie.pham@sanofi.com

Thibaud Châtelet | +33 6 80 80 89 90 | thibaud.chatelet@sanofi.com

Yun Li | +33 6 84 00 90 72 | yun.li3@sanofi.com

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